UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29081/December 16, 2009

_____

In the Matter of   :
                                                :
PIMCO MUNICIPAL ADVANTAGE FUND INC.   :
1345 Avenue of the Americas   :
New York, NY 10105   :
                                                :
(811-7532)   :
                                                :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

PIMCO Municipal Advantage Fund Inc. filed an application on
November 2, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29082/December 16, 2009

_____

In the Matter of   :
                                          :
POST/CLAYMORE HIGH YIELD FUND   :
2455 Corporate West Dr.   :
Lisle, IL 60532   :
                                          :
(811-21696)   :
                                          :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Post/Claymore High Yield Fund filed an application on October 28,
2009, requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29083/December 16, 2009

```
_____
In the Matter of                        :
                                        :
CLAYMORE MUNICIPAL HIGH INCOME          :
    FUND                                :
2455 Corporate West Dr.                 :
Lisle, IL 60532                         :
                                        :
(811-21706)                             :
                                        :
_____ :
```

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Claymore Municipal High Income Fund filed an application on
October 28, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29084/December 16, 2009

In the Matter of	:
	:
CLAYMORE S&P EQUITY LONG/SHORT	:
INDEX FUND	:
2455 Corporate West Dr.	:
Lisle, IL 60532	:
	:
(811-21747)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Claymore S&P Equity Long/Short Index Fund filed an application on
October 28, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

Florence E. Harmon
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29085/December 16, 2009

_____

In the Matter of   :
                                                  :
DREMAN/CLAYMORE ENHANCED OPPORTUNITY   :
    FUND   :
2455 Corporate West Dr.   :
Lisle, IL 60532   :
                                                  :
(811-22042)   :
                                                  :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Dreman/Claymore Enhanced Opportunity Fund filed an application on
October 28, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                Florence E. Harmon
                                 Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29086/December 16, 2009

_____

In the Matter of   :
                                            :
GOVERNMENT SECURITIES DELAWARE LLC :
800 Scudders Mill Rd.   :
Plainsboro, NJ 08536   :
                                            :
(811-10181)   :
                                            :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Government Securities Delaware LLC filed an application on August
19, 2009, and amended on October 30, 2009, requesting an order
under section 8(f) of the Act declaring that it has ceased to be
an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29087/December 16, 2009

In the Matter of	:
	:
CREDIT SUISSE GLOBAL FIXED INCOME	:
FUND, INC.	:
Eleven Madison Ave.	:
New York, NY 10010	:
	:
(811-6143)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Credit Suisse Global Fixed Income Fund, Inc. filed an application
on September 21, 2009, and amended on October 28, 2009,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

Florence E. Harmon
Deputy Secretary

88UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29088/December 16, 2009

_____
In the Matter of   :
                                    :
CREDIT SUISSE INSTITUTIONAL   :
    FUND, INC.   :
Eleven Madison Ave.   :
New York, NY 10010   :
                                    :
(811-6670)   :
                                    :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Credit Suisse Institutional Fund, Inc. filed an application on
September 21, 2009, and amended on October 28, 2009, requesting
an order under section 8(f) of the Act declaring that it has
ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29089/December 16, 2009

In the Matter of	:
	:
CREDIT SUISSE GLOBAL SMALL CAP	:
FUND, INC.	:
Eleven Madison Ave.	:
New York, NY 10010	:
	:
(811-7715)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Credit Suisse Global Small Cap Fund, Inc. filed an application on
September 21, 2009, and amended on October 28, 2009, requesting
an order under section 8(f) of the Act declaring that it has
ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

Florence E. Harmon
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29090/December 16, 2009

_____
In the Matter of   :
                                           :
CREDIT SUISSE INTERNATIONAL FOCUS   :
    FUND, INC.   :
Eleven Madison Ave.   :
New York, NY 10010   :
                                           :
(811-8459)   :
                                           :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Credit Suisse International Focus Fund, Inc. filed an application
on September 21, 2009, and amended on October 28, 2009,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                Florence E. Harmon
                                Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29091/December 16, 2009

In the Matter of	:
	:
DEGREEN EMERGING MARKET MANAGERS FUND	:
8401 Chagrin Rd.	:
Suite 17	:
Chagrin Falls, OH 44023	:
	:
(811-22249)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

DeGreen Emerging Market Managers Fund filed an application on
August 27, 2009, and amended on November 3, 2009, requesting an
order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On November 20, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28999). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary